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                            July 20, 2022

       Christine Sheehy
       Chief Financial Officer
       Coeptis Therapeutics Inc.
       105 Bradford Rd, Suite 420
       Wexford, Pennsylvania 15090

                                                        Re: Coeptis
Therapeutics Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-56194

       Dear Ms. Sheehy:

               We have reviewed your July 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 23, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Note 3. License Right, page F-10

   1. Please expand your disclosures regarding the Co-Development Options to address the significant judgments
made and your basis for these judgments in determining that these options have
alternative future use and should be recorded as assets pursuant to ASC 730-
                                                        10-25-2.
 Christine Sheehy
Coeptis Therapeutics Inc.
July 20, 2022
Page 2

       You may contact Nudrat Salik at (202) 551-3692 or Tracey Houser at (202) 551-3726 if
you have any questions.



FirstName LastNameChristine Sheehy                       Sincerely,
Comapany NameCoeptis Therapeutics Inc.
                                                         Division of
Corporation Finance
July 20, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName